CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

27 March 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Notification of Interest	21/03/2007

Yours faithfully,

Pramila Bharj
Enc

REG-Catlin Group Limited Notification of Interest
Released: 21/03/2007

RNS Number:4586T
Catlin Group Limited
21 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Catlin Group Limited

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X) see additional information

3. Full name of person(s) subject to the notification obligation:

Legal & General Investment Management Limited (LGIM)
Legal & General Group Plc (Group)

4. Full name of shareholder(s) (if different from 3.) :

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

20 March 2007

7. Threshold(s) that is/are crossed or reached:

Below 5% (Group)
Below 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting Rights
$0.01 common shares ISIN BMG196F11004	9,325,206	9,325,206

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of v
	Direct	Direct	Indirect	Direct
ISIN BMG196F11004	9,325,206	9,325,206		3.73%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of

Total (A+B)

Number of voting rights	% of voting rights
Below 5% (see additional Information)	

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Legal & General Group Plc (Direct and Indirect) (Below 5%)
Legal & General Investment Management (Holdings) Limited (Below 5%)
Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5%)

Legal & General Group Plc (Direct) (L&G)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

First notification under DTR Sourcebook. As Catlin Group Ltd is a non-EEA Issuer the threshold for notifications is 5%. The last disclosure was made under Section 198 of the Companies Act 1985 when the threshold was 3%, therefore Legal & General Investment Management Limited (LGIM) and Legal & General Group Plc (Group) do not currently have a notifiable holding.

14. Contact name:

William Spurgin

15. Contact telephone number:

020 7626 0486

This information is provided by RNS
The company news service from the London Stock Exchange

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